Exhibit 99.1

Dragon Jade International Limited. (OTC QX: DGJI) Investor Presentation April 2019

Forward Looking Statement 2 This presentation contains forward - looking statements that reflect our current expectations and views of future events . You can identify some of these forward - looking statements by words or phrases such as "may," "will," "should," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "approximately," "potential," "continue," or other similar expressions . We have based these forward - looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs . These forward - looking statements involve various risks and uncertainties . Although we believe that our expectations expressed in these forward - looking statements are reasonable, our expectations may later be found to be incorrect . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should thoroughly read this presentation and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect . We qualify all of our forward - looking statements by these cautionary statements . This presentation contains certain data and information that we obtained from various government and private publications . Statistical data in these publications also include projections based on a number of assumptions . If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions . You should not place undue reliance on these forward - looking statements . You should read carefully the factors described in the “Risk Factors” section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our business and any forward - looking statements . All references to dollar amounts in the offering summary or to use of proceeds are subject to change pending a final prospectus .

01 02 03 04 • Company Summary Company Summary, Investment Highlights • Company Overview Company Overview, Business Model, Market Coverage • Hemorrhoids Treatment Industry Overview, Hemorrhoids Hydrolysis Technology • Cross - border Healthcare Industry Overview, KPM, Customer Sourcing Strategy, Revenue Growth Driver Contents 05 • Financial Forecast Financial Forecast, Management Team 3

Company Summary Company Dragon Jade International Limited. Exchange & Ticker Symbol OTC QX 㸸 DGJI Shares Outstanding 57,023,319 Ordinary Shares * F inancial A dvisor Univest Securities, LLC. Legal Counsel Ortoli Rosenstadt LLP Auditor Centurizon ZD CPA Limited 4 This is not an offer to sell or buy securities. See Registration Statement for full risks and disclosures. * Source: F1 P5 See https:// www.sec.gov /Archives/ edgar /data/1456787/000121390018015729/ff12018_dragonjadeinter.htm

Investment Highlights Expertise • In - depth knowledge of operating and regulatory regimes across distinct regions Experience • Over 20 - year experienced management team with medical background Demand • Considerable growth of demand for cross - border healthcare in China, particularly due to the increase of middle - class population Sales and Marketing • Existing 5000+ high - net - worth customer resources and particular channels for acquiring new customers Market Size • 156 million patients need surgical correction of Hemorrhoids with average cost of $ 20 00. Total market size is $1 50 billion in China only Technology • Proprietary technology (IP pending and CFDA approval pending) See Registration Statement for full disclosures and risks. * Source F - 1 P24 "Competitive Advantage" https://www.sec.gov/Archives/edgar/data/1456787/000121390018015729/ff12018_dragonjadeinter.htm * Source F - 1 P23 Business Overview https://www.sec.gov/Archives/edgar/data/1456787/000121390018015729/ff12018_dragonjadeinter.htm 5

Business Model


Dragon Jade International Limited
Cross-border Healthcare
KPM
Professional Doctors
Advanced Medical Equipment
Latest Advanced Treatment
Private Health Insurance
Complete Supervision System
High Net Worth Mainland Patients
Hemorrhoids
Hemorrhoids Hydrolysis Technology
Machine Provider
Kit Provider
Hong Kong Healthcare Networks
Mainland Healthcare Networks
Europe, North America, other Asia Regions
Montrose Fine Wines
5-Star Hotels and Private Clubs
Airlines, Insurance, and Others
High Net Worth Data Exchange Between Clients

See Registration Statement for full disclosures and risks.
Source F-1 P4 Corporate Information

6

Company Overview • Headquarter: Hong Kong • More than 20 years of experience and expertise in medical industry • Broad network with local doctors, high - end hospitals, and clinics in Hong Kong • Exclusive hemorrhoids treatment technology owner and provider • C ross - border healthcare service provider, including comprehensive medical examination, new drug consultation, global hospital referral services, and cross - border medical services. About Us Our Business • Bridge the latest treatments and therapies b etween the w est and east • Become the largest one - stop private medical service provider in Hong Kong. • To be the best hemorrhoids treatment provider around the world 1 Cross - border Healthcare Services 2 Hemorrhoids Treatment Technology 7 See Registration Statement for full disclosures and risks. Source F - 1 P4 Corporate Information Our Goal

Potential Market Coverage Our business network covers all over the world: Europe, America, Hong Kong, Macau, Mainland China, Taiwan, Singapore, Malaysia, Thailand, etc. 8 See Registration Statement for full disclosures and risks. * Source: F - 1 Page2

(1) Business Line — Hemorrhoids Treatment


Professional
Advanced Medical Equipment
Cross-border Healthcare
KPM
Latest Treatment
HNW Mainland Patients
Private Health Insurance
Dragon Jade International Limited
Complete Supervision System
Hong Kong Healthcare Networks
Machine Provider
Mainland Healthcare Networks
Hemorrhoids
Hemorrhoids Hydrolysis Technology
Kit Provider
Montrose Fine Wines
Europe, North America, other Asia Regions
5-Star Hotels and Private Clubs
HNW Data Exchange Between Clients
Airlines, Insurance, and Others

See Registration Statement for full disclosures and risks.

9

About Hemorrhoids Hemorrhoids are swollen veins in the lower part of the anus and rectum. When the walls of these vessels are stretched, they become irritated. What are Hemorrhoids Causes of Hemorrhoids Common Patients • Unhealthy eating habits / Low fiber Diet • Prolong sitting / Standing / Squating • Constipation • Pregnancy • High risk occupations • High stress and sleeping disorder • Postpartum women • The elderly 10 See Registration Statement for full disclosures and risks.

Hemorrhoid Treatment Stage Comparison Stage 1 Stage 2 Stage 3 Stage 4 A first - grade internal hemorrhoid bulges into the anal canal during bowel movements. A second - grade internal hemorrhoid bulges from the anus during bowel movements, then goes back inside by itself . A third - grade hemorrhoid bulges from the anus during bowel movements and must be pushed back in with a finger. A fourth - grade hemorrhoid protrudes from the anus all the time. The tissue was red and swollen, with strong pain. 11 See Registration Statement for full disclosures and risks.

Hemorrhoid Treatment – Market Size Note ： *Market Size Calculation Formula ： The total number of Hemorrhoids patients seeking for treatment in China * Treatment cost (6,500 RMB) Source 㸸 1. Results of National Epidemiological Anorectal Disease Survey 2. Statistical Communiqué of the People’s Republic of China on the 2016 National Economic and Social Development $150 Billion Market Size in China Only * 156 Million Waiting for surgical correction 12 Percentage of patients with Hemorrhoids: 49%

Hemorrhoids Hydrolysis Technology



Internal Hemorrhoids
Special Anoscope

A registered Western doctor will first conduct a preliminary examination using a special anoscope, to understand the situation and confirm the position of hemorrhoids



Place probe at the base of the hemorrhoid



H2
Alkaline Environment

- ✔ No anesthesia needed during treatment
- ✔ The patient only needs to lie on the side on bed
- ✔ The general treatment time lasts about 30 minutes
- ✔ The probe, anoscope and sponge are only for one-time use (Safe and Clean)
- ✔ Treatment can be performed by any GP

- ✔ Hydrogen ions (H^+) are converted into hydrogen (H_2) and released as a foam. ↓
- ✔ Hydrogen peroxide (OH^-) forms an strong alkaline environment ↓
- ✔ Protein denaturation ↓
- ✔ Blood vessel thrombosis ↓
- ✔ The Hemorrhoids without nutrients will naturally shrink, be absorbed by the body, and will gradually shrink in 7-10 days

13

See Registration Statement for full disclosures and risks.

Treatment for Hemorrhoids


VIDEO

	Hemorrhoids Hydrolysis Technology	Traditional Surgery	Rubber Band Ligation	PPH Surgery	Ointment/Medical towel/Medical cushion treatment
Radical Cure	✓	✓	✓	✓	✗
Low Pain	✓	✗	✗	✗	✓
Protects Rectal Structure	✓	✗	✗	✗	✓
Non-Traumatic	✓	✗	✗	✗	✓
Low Recurrence Rate	✓	✓	✗	✗	✗
Suitable for all-stage treatment	✓	✓	✗	✓	✗
No Hospitalization Required	✓	✗	✓	✗	✓
Low Risk	✓	✗	✓	✗	✓
No Anesthesia	✓	✗	✓	✗	✓
Repeatable Treatment	✓	✗	✓	✗	✓

See Registration Statement for full disclosures and risks.

14

Hemorrhoids Hydrolysis Technology – Competitive Advantages Non - invasive Clinical treatment by a general practitioner (GP) Multiple clinical trials proof of efficacy No need for hospitalization or anesthesia Suitable for treatment of hemorrhoids at all stages 15 The best choice for patients with recurring needs No bleeding and painless One - third of the price of general admission surgery and is accepted by most insurance companies See Registration Statement for full disclosures and risks.

Hemorrhoids Hydrolysis Technology Project Timeline 16 2018.5 2019.12 Complete CFDA Class 2 Medical Device Certification & Trademark Registration Expected to obtain approval from CFDA See Registration Statement for full disclosures and risks.

(2)Business Line — Cross-Border Healthcare


Dragon Jade International Limited
Cross-border Healthcare
KPM
Professional Doctors
Advanced Medical Equipment
Latest Treatment
Private Health Insurance
Complete Supervision System
High Net Worth Mainland Patients
Hemorrhoids
Hemorrhoids Hydrolysis Technology
Machine Provider
Kit Provider
Hong Kong Healthcare Networks
Mainland Healthcare Networks
Europe, North America, other Asia Regions
Montrose Fine Wines
5-Star Hotels and Private Clubs
Airlines, Insurance, and Others
High Net Worth Data Exchange Between Clients

17

See Registration Statement for full disclosures and risks.

Cross - border Healthcare – Industry Overview 39.7% Percentage of Chinese patients seeking cross - border treatment for incurable diseases 1 Chinese cross - border healthcare tourism market in 2016 2 (RMB) Average annual growth rate of global cross - border healthcare market 3 Estimated population seeking for cross - border treatments in 2019 3 $3.7 Billion 15% - 25% 860K Sources ： 1 China Industrial Information Network ； 2 Ctrip ； 3 Sina 49 vs. 6 New cancer treatment drugs globally vs. drugs approved in China (2010 - 2014) FDA drugs approved in U.S vs. D rugs approved in China (2016) Average time required for FDA approved drugs to be launched in China China vs. USA Average Cancer Survival Rate 72 vs. <20 6 Years 31%vs. 66% 18

Private Health Insurance: Hong Kong‘s commercial health insurance penetrate most of the population, and there is a huge amount of people from mainland China come to Hong Kong for purchasing commercial health insurance. Cross - Border Healthcare – Competitive Advantages Hong Kong has been the best choice for middle - class patients from Mainland China and other developing Asian Pacific countries to find healthcare services. 19 Highly qualified doctors with good customer service: Hong Kong doctors generally have at least 6 years of studying experience at medical schools in either Hong Kong or western countries. T he duration of study for specialists is up to 12 years. Complete supervision system: Hong Kong medical staff are strictly regulated by the Medical Council. Minor mistakes can cause suspension of license, termination of medical qualifications, or even imprisonment. Medicines and equipment match international standards: Hong Kong has the most fastest approval lead - time for new drugs and medical devices, therefore most advanced drugs, medical devices and treatments from other countries will introduce to Hong Kong which makes Hong Kong as integrated center of the industry. Language and geographical advantages Language will not be a communication barrier between doctors and patients. Patients can travel to Hong Kong Geographic advantages and multiple transportation choices provide convinience travel to patients . See Registration Statement for full disclosures and risks.

KPM Healthcare Centre (Under MOU to Acquire) 20 See Registration Statement for full disclosures and risks. 6 Beds of ICU Medical Beauty Day Surgery MRI, 640 - Slices CT - Scan, Endoscope, Ultrasound, PET - CT Scan Four Core Services

KPM Healthcare Centre Bridge the latest treatments and therapies between the west and east. KPM is the only private full - service medical center equipped with a suite of advanced medical equipment in Hong Kong . KPM is the only private medical center in Hong Kong that conducts medical radiological examinations in the heart of the city . KPM is the only private medical center that can conduct daytime cancer targeted drugs and dangerous drugs injection in Hong Kong . KPM is the largest private medical center providing day surgery in Hong Kong . 20 , 000 square feet state - of - art facility located in the heart of Tsim Sha Tsui, Hong Kong 21

Database & Resources of HNW Clients Database acquired through the acquisition of Hong Kong Montrose Fine Wines 22 Hotels Private Clubs 60 millions people from Mainland travel to Hong Kong each year Montrose Fine Wines that we acquired helped obtain large number of both existing and potential cross - border healthcare customers of KPM from luxury h otels, private clubs, and etc.

Customer Sourcing Strategy 23 DGJI’s Big Data Center Develop HNW customer group Cross strategy for well - known corporate customer groups Cooperation with medical companies around the world Digital marketing on social media Acquire HNW customers by acquisition of companies Cooperation with life and insurance companies See Registration Statement for full disclosures and risks. 5000+ High Net Worth Individual Clients In Total

Cross - border Healthcare Strategic P artners 24 Apparel Insurance Airlines Data Exchange Between Clients See Registration Statement for full disclosures and risks.

Revenue Growth Drivers Increasing Awareness of Cross - Border Healthcare 1 The Consumption Levels of Middle - Class Continue to Increase 4 A Huge Potential Market to be Explored 3 Solid Growth of Customer Groups 2 • Approximately 40% of the high - income population in China acknowledged the benefits of cross - border healthcare, compared to only 3% in 2010. • The market cross - border healthcare will increase dramatically, with an estimate of about 860,000 people looking for cross - border healthcare solutions in 2019. • In 2016, the number of medical tourism is five times more than 2015. The cost of per patient is over $7000. • In 2017, more than 600,000 people went abroad for treatment, with 80% of them as cancer patients. • The total number of patients with Hemorrhoids in China: 156 million • Market Size (Conservative) ： $150 billion • As the Chinese economy continues to grow, the number of middle - class people in China will continue to grow. • By 2020, with a strong economy serving as growth driver, our target customer demography could reach 700 million. Sources ： 1 Sina; 2 Euromonitor International; 3 National Anorectal Disease Epidemiological Survey Results ;2016 National Economic and Social Development Statistical Bulletin; 4 Ctrip - Science and Technology Daily 25

F in ancial Forecast $29.04 $41.93 $58.11 $78.30 $ - $20.00 $40.00 $60.00 $80.00 $100.00 2020 2021 2022 2023 Cross - Border Segment Revenue Million Million $632.47 $929.74 $1,255.15 $1,903.64 $- $400.00 $800.00 $1,200.00 $1,600.00 $2,000.00 2020 2021 2022 2022 Hemorrhoids Treatment Revenue 26

F in ancial Forecast USD 2020 2021 2022 2023 Segment - Hemorrhoids Treatment Driver one: Sales of Devices 2,302,000$ 3,383,940$ 4,568,319$ 6,928,617$ Total Number of Grade III Hopitals in China 1,151 1,151 1,151 1,151 Grade III Hospital Occupancy Rate 25% 35% 45% 65% Number of Cooperated Grade III Hospital 288 403 518 748 Number of Device in Each Hospital 2 2 2 2 Number of Devices Sold to Hospital 576 806 1036 1496 Price of Device 4,000$ 4,200$ 4,410$ 4,631$ Growth rate 5% 5% 5% Driver Two: Sales of Kit 630,172,500$ 926,353,575$ 1,250,577,326$ 1,896,708,945$ Price of Kit 200$ 210$ 221$ 232$ Growth rate 5% 5% 5% Year Number of Patients 3,150,863 4,411,208 5,671,553 8,192,243 Number of Patients under Maximum Capcity per Day 40 40 40 40 Occupancy Rate 60% 70% 75% 80% Number of Patients per Day 24 28 30 32 Total Hemorrhoids Treatment Revenue 632,474,500$ 929,737,515$ 1,255,145,645$ 1,903,637,562$ 27

Management Team & Board of Directors Mr . Law Lok Bun , age 67 , is an Executive Director and the President of the Company . He was appointed as an Executive Director of the Company on April 17 , 2012 . He is responsible for planning the overall direction of the Company and managing the Company’s day to day affairs . He has more than thirty years of experience in pharmaceutical manufacturing, wholesaling and retail operations . He is currently a managing director of Merika Medicine Factory Limited . Mr . Law is a graduate of Hong Kong Baptist University, from which he received a B . A . Degree in Analytical Chemistry . Dr . Lai Yat Man , age 59 , is an Executive Director and the Chief Executive Officer of the Company . He was appointed as an Executive Director of the Company on September 1 , 2012 . He is primarily responsible for the Company’s business planning, strategy and management, as well as providing medical and biological information support . He has more than 25 years of experience in the medical and pharmaceutical industries . From 1987 to 1988 , he served as the Chief Resident of Emergency Internal Medicine Department of Neihu General Hospital in Taipei . From 1988 to 1995 , he served as the Chief of Internal Medicine Department of Tamsui First Hospital in Taipei County . In 1998 , he founded United Asia Medical Network Company Limited in Hong Kong . He is, currently, the Chairman of United Asia Medical Network Company Limited . Dr . Lai received his medical degree from the Medical College of National Taiwan University in 1985 . Mr . Fung Kwok Wing , age 45 , is an Executive Director and the Chief Financial Officer of the Company . He was appointed as an Executive Director of the Company on September 1 , 2012 . He is primarily responsible for the business operations, developing the financial strategy, overseeing financial and administrative operations, and the human resources management of the Company . He has more than 10 years of experience in accounting and finance . He is, also, currently, the Chief Financial Officer of United Asia Medical Network Company Limited . Mr . Fung is a member of the American Institute of Certified Public Accountants . Mr . Fung obtained a Bachelor of Social Science in Economics Degree from The Chinese University of Hong Kong in 1995 . 28

Independent Director Mr . Lo Tsz Fung Philip , age 53 , was appointed as an Independent Non - executive Director of the Company on September 1 , 2012 . Mr . Lo was appointed as a director and the Chairman of the Audit Committee and a member of the Compensation Committee and Corporate Governance Committee of QKL Stores Inc . (NASDAQ : QKLS )in November 2011 . Mr . Lo has served as managing director of Shenzhen Xin Wei Managing Consultancy Limited since August 2011 , independent non - executive director of Styland Holdings Limited (Hong Kong Exchange Code : 211 ) since April 2009 , and managing director of P&L Financial Consultancy Limited since December 2007 . Mr . Lo, also, served as Chief Financial Officer of Wuhan General Group (China) Inc . (NASDAQ : WUHN) from February 2010 to January 2012 ; Chief Financial Officer of Wuhan Zhongye Yangluo Heavy Machinery Co . , Ltd . from December 2007 to January 2009 ; and Senior Manager of Albert Wong & Co, from June 2006 to December 2007 . Mr . Lo received his Bachelor’s Degree from University of Wollongong, Australia . He is a member of CPA Australia and a member of HKICPA . We believe that Mr . Lo’s knowledge of finance and accounting matters brings a unique expertise to our Board of Directors . Mr . Tai Kam Chiu Daniel (Formerly known as “Tai Tze Yu Daniel, age 58 , was appointed as an Independent Non - executive Director of the Company on September 1 , 2012 . He has more than 20 years of management and supervision experience in various enterprises, which engage in the businesses of electronic products, catering and trading . From 1990 to 2006 , he was a Manager and General Manager of Sharp - Roxy (HK) Limited in Hong Kong . He was primarily responsible for the planning, direction and control of all sales, advertising and promotion activities related to consumer electronic products . In addition to the local sales in Hong Kong, he had full responsibility and accountability of the corporate sales, sales administration and support, and new business development . From 2006 to 2007 , he was a manager and director of Rakutei Dinning & Bar . From 2007 to 2009 , he was a General Manager of Kelvin Electric Trading Company Limited . He is, currently, a Managing Director of Aqua Gold Holding Company Limited since 2009 . From 2003 to the present, Mr . Tai has served as a Director and Executive Director of Radio Association of Hong Kong . He was the Fellow of The Professional Validation Centre of Hong Kong Business Sector in 2005 . 29 or [10]1

Independent Director Dr . Dominic Man - Kit Lam , age 72 , was appointed as an Independent Director of the Company on January 25 , 2019 . Dr . Lam has over 40 years of experience in biotechnology development, research, and education . He is currently Chief Scientific Consultant at Chaoda Modern Agriculture (Holdings) Ltd, Industrial Advisor at EQT Partners AB, Chairman of the Board and a Director at MacKay Life Sciences, Inc, non - executive Director at New World TMT Limited, and Director of New Legend Group Ltd . He is the founder of LifeTech Group, the World Eye Organization, and the Hong Kong Institute of Biotechnology . He has also served as Independent Non - Executive Director of International Business Settlement Holdings Limited . Dr . Lam obtained his B . S . in Mathematics from Lakehead University, M . S . in Theoretical Physics from University of British Columbia, Ph . D . in Medical Biophysics from University of Toronto, and completed a post - doctoral fellowship at Harvard University . He has been on the faculty of Harvard Medical School and Baylor College of Medicine . As a medical scientist, Dr . Lam has published over 100 scientific articles, including over 10 in Nature and Proceedings of the National Academy of Sciences of the United States of America , as well as more than 20 in scientific and artistic books . In 2001 , Dr . Lam's Edible Vaccine was named by Massachusetts Institute of Technology as one of the five patents that would transform business and technology and was also named by Time Magazine as one of the ten most important professions in the 21 st century . He has also received a Presidential Medal of Merit, the KPMG Peat Marwick's High Tech Entrepreneur of the Year award, the U . S . High Tech Entrepreneur of the Year Award, and the Asia Society Man of the Year award . Mr . David P . Bennett was appointed as an Independent Director of the Company on January 25 , 2019 . He currently serves as the managing member of Health & Wealth Management (HWM), LLC where he offers investment management and health and fitness services to its clients . He has also been the CIO of Bennett Capital Management (BCM) since 1999 , which is the investment management subsidiary of HWM . Prior to working with HWM and BCM, Mr . Bennett was an analyst and portfolio manager at value investor May Management from 1995 - 1998 located in the Pacific Northwest in the U . S . Before joining May Management, Mr . Bennett was an analyst at Prudential Securities in New York City from 1984 - 1995 . While at Prudential, he covered stocks, bonds, currencies, and commodities . Mr . Bennett earned his M . B . A . in Finance/International Business from the Stern School of Business at New York University in New York City . Mr . Bennett received his B . G . S . , focusing on international affairs and biological sciences, from the University of Maryland in College Park, Maryland . 30

Independent Director Ms . Suk - Kwan Kwong was appointed as an Independent Director of the Company on January 25 , 2019 . She has been a registered nurse and holds a nursing practicing certificate issued by the Nursing Council of Hong Kong since 2000 . Ms . Suk - Kwan Kwong currently serves as a head nurse in Solve Medical Centre in Hong Kong where she is responsible for the management of the daily operations of Solve Medical Centre . From 2014 to 2017 , Ms . Kwong worked as Registered Nurse in Sage Bradbury Home for the Elderly in Hong Kong . She worked in the divisions of general medicine, cardiology, and surgery in various hospitals and medical centers in Hong Kong from 2000 to 2013 . Ms . Kwong completed her nursing training from the School of Nursing of Kwong Wah Hospital in Hong Kong in 2000 . Mr . Marc - Andre Tremblay was appointed as an Independent Director of the Company on January 25 , 2019 . He currently serves as a consultant in Intercontinental Group . Mr . Tremblay has been a business consultant active in the field of health education for many years in Canada and abroad, and has an active interest in both traditional and modern health technology . From 2014 to 2016 , he was employed by Great Man International Education group in Guangzhou, China as a consultant, manager, and international kindergarten director of operations . He has also been a teacher in Prince Albert Catholic School in Saskatchewan, Canada . Mr . Tremblay received his B . A . in 2007 and M . A . in 2011 from the University of Quebec, Canada . 31

Board Committee 32 Mr. David P. Bennett has joined as a member of the audit committee and the chairman of the nominating committee of the Board. Ms. Suk - Kwan Kwong has joined the Board as the chair of the compensation committee and a member of the nominating committee. Mr. Marc - Andre Tremblay has joined as a member of the compensation committee of the Board.

Contact Information Sam Tu Vice President Email: sam@dgjigroup.com Tel: (852) - 9490 - 8800 Address: Unit 07, 3/F, Yale Industrial Ctr , 61 - 63 Au Pui Wan St, Fotan , N.T., Hong Kong 33 Edric Guo COO Email: yguo@univest.us Tel: (646) - 775 - 0000 Address: 375 Park Avenue 15th Floor New York, NY 10152, USA